METALLICA RESOURCES INC. ANNUAL REPORT 2004

Corporate Profile
Metallica is an emerging gold and silver producer with a focus on developing assets in the Americas. Our goal is simple. We endeavour to create value for our shareholders through the acquisition, development and subsequent production of profitable mineral properties. Our two most advanced assets are the Cerro San Pedro gold and silver project in Mexico and the El Morro copper-gold project in Chile. In addition, we have the newly developing Rio Figueroa copper-gold exploration project in Chile. Metallica has approximately $39 million in cash and has 82.7 million shares outstanding. Metallica’s shares trade on the Toronto Stock Exchange under the symbol MR and on the American Stock Exchange under the symbol MRB. Metallica also has 19.4 million warrants that trade on the Toronto Stock Exchange under the symbol MR.WT. inside Highlights 1 • President’s message to the shareholders 2 • El Morro project 4 • Cerro San Pedro project 8 Exploration 11 • Management’s discussion and analysis 12 • Management’s and auditors’ reports 19 Consolidated financial statements 20 • Notes to consolidated financial statements 23 • Corporate information 36 Annual General Meeting The annual general meeting of the shareholders is scheduled to be held at 4:00 pm on Thursday, June 9, 2005, at The Ontario Club, Commerce Court South, Toronto, Ontario, Canada. All shareholders are invited to attend. All dollar amounts are in U.S. dollars unless otherwise noted.

Highlights Mineral Reserves • 1.2 million ounces of gold reserves • 48.4 million ounces of silver reserves Mineral Resources • 2.0 million ounces of measured and indicated gold resources (includes gold reserves) • 75.7 million ounces of measured and indicated silver resources (includes silver reserves) • 7.8 million ounces of inferred gold resources • 2.2 million ounces of inferred silver resources • 6.7 billion pounds of inferred copper resources Other • $39 million in cash and cash equivalents • $10 million payment due from Noranda in September 2005 • No debt MEXICO Cerro San Pedro project El Morro project Rio Figueroa project CHILE

A year of challenges and opportunities President’s message to the shareholders This past year was one of challenges and opportunities for Metallica Resources as we endeavoured to join the select ranks of mineral producing companies. On the positive side, commodity prices continued to rise after being in a cyclical slump, which began in the late 1990s. Gold rose from $253 per ounce in 2001 to a high of $457 per ounce in late 2004, while other metals, such as silver and copper, followed suit. Silver reached a 17-year high of $8.44 per ounce in 2004, and copper jumped to a record high of $1.55 per pound in 2005. Certainly these trends are positive and most knowledgeable people who watch precious and base metal prices believe that this current trend should continue for some time yet. At the El Morro copper-gold project in Chile, our joint venture partner, Noranda, has announced plans to complete over 9,000 meters of diamond drilling at the La Fortuna copper-gold deposit. The objective of the drilling program is to better defi ne and improve our understanding of the higher-grade copper and gold zones identifi ed in previous drilling campaigns. Preliminary results from this program refl ect most drill holes ending in copper or gold grades greater than the average inferred resource grades of 0.61% copper and 0.50 grams per tonne gold that were calculated by Noranda in 2002. Based on a 0.4% copper cut-off grade, the deposit contains inferred resources totaling 6.2 billion pounds of copper and 7.4 million ounces of gold. Details of this resource estimate, along with an estimate using a copper equivalent cut-off grade, are contained within the El Morro section of this report. Noranda can earn a 70% interest in the El Morro project by making a cash payment to Metallica of $10 million by September 2005. Additionally, the agreement calls for Noranda to provide a bankable feasibility study for the project by September 2007.

At Cerro San Pedro, the year began on a positive note as we closed the Glamis royalty purchase and retired the debt associated with purchasing Glamis’ 50% interest in Cerro San Pedro in 2003. We then announced commencement of construction at Cerro San Pedro. The Cerro San Pedro gold and silver heap-leach project is expected to be Metallica’s fi rst producing mine. Reserves at the Cerro San Pedro project, using gold and silver prices of $375 and $5.77 per ounce, respectively, are estimated at 1.2 million ounces of gold and 48.4 million ounces of silver. The mine is expected to produce an annual average of 90,500 ounces of gold and 2.1 million ounces of silver at a cash operating cost of $159 per ounce, net of silver credits of $5.77 per ounce, over its eight-year mine life. Silver currently trades at over $6.75 per ounce, which will result in even lower cash operating costs. Construction at Cerro San Pedro commenced in mid-February 2004 and was scheduled to take nine months to complete. Three months into the program, legal and other challenges led to our suspension of all work at the project. These included the legality of the surface rights agreement between Metallica and the local ejido, delays in receiving the blasting permit, and problems with renewing the construction permit. Since the suspension of construction, Metallica has encountered legal challenges to its mining permit. A group opposing the project was issued a resolution against the federal environmental authorities claiming that the permit violates federal environmental laws. Both Metallica and the federal environmental authorities have challenged this ruling in the courts and at the time of this writing, the mining permit remains valid. During the year, management worked with local, state and federal authorities to resolve the issues needed to recommence construction. The challenge to the surface rights agreement and the mining permit remain. All blasting permits in Mexico expire at the end of each calendar year. Metallica is currently awaiting the issuance of its blasting permit for 2005. Despite the challenges confronting Metallica, it is important to note that we continue to have legal access to the mineral rights and that our mining permit remains valid and in good standing. Furthermore, Metallica’s legal rights to the minerals it controls have never been questioned. While frustrated by the challenges faced in Mexico, we have faith that the Mexican legal system and Metallica’s good working relationship with federal, state and local authorities, as well as the residents of the surrounding villages, will result in putting these problems behind us and will allow Metallica to move forward in constructing its fi rst producing mine. Metallica is continually evaluating new opportunities and recently acquired a signifi cant land package in a geological region which hosts some of Chile’s largest porphyry copper deposits. The 74 square kilometer Rio Figueroa project consists of the 19 square kilometer Los Potrillos option and additional surrounding exploration concessions. The property is host to a large cluster of porphyry-related alteration targets, two of which have been confi rmed to host both porphyry copper-gold and related epithermal gold styles of mineralization. Metallica is conducting an exploration program of target evaluation and reconnaissance drilling to test those areas offering the most promise for a new discovery. In closing, I would like to note the retirement of Mr. Fred Lightner from his position as Senior Vice President and Chief Operating Offi cer, and Mr. Denis Marsh from his position as a director of Metallica. I would like to express my sincere gratitude to both Fred and Denis for their many years of service to Metallica and its shareholders. I am certain that 2005 will also be a year of challenges and opportunities, but our resolve remains strong and hope springs eternal. At the time of this writing, Nor anda is completing over 9,000 meters of drilling at El Morro and we look forward to September 2005, when it is obligated to make a $10 million payment to Metallica in order to earn a 70% interest in this truly great deposit. We will continue to work with the Mexican authorities to address and solve any and all issues related to the advancement of Cerro San Pedro. We are working towards the recommencement of construction and look forward to the start of production. Continued improvement in commodity prices and planned exploration programs on our other projects also bode well for Metallica and our shareholders. On behalf of the Board of Directors, “Signed” Richard J. Hall
President and Chief Executive Offi cer April 22, 2005

El Morro project The 100%-owned El Morro copper-gold project in northern Chile hosts the El Morro and La Fortuna porphyry copper-gold deposits. The El Morro project is subject to a joint venture agreement with Noranda Inc., whereby Noranda can earn a 70% interest in the project by making a cash payment to Metallica of $10 million by September 2005. Additionally, the joint venture agreement calls for Noranda to complete a bankable feasibility study by September 2007. Noranda is also required to fund 91% of the capital needed to develop a mine, which includes fi nancing 70% of Metallica’s 30% share should Metallica so request. To date, Noranda has spent approximately $12 million on exploration and property payments at the El Morro and La Fortuna deposits. In 2002, Noranda calculated an inferred resource of 465 million tonnes averaging 0.61% copper and 0.50 grams per tonne gold at La Fortuna. The inferred resource, calculated at a cut-off grade of 0.4% copper, equates to 6.2 billion pounds of copper and 7.4 million ounces of gold. LA FORTUNA GENERALIZED GEOLOGY Alluvium/Colluvium 413,000m 42 413,500m Atacama Gravels 50 Mineralized Porphyry and Breccias Volcanic Country Rocks DDHF-45 LA FORTUNA DRILLING DDHF-43 2005 Drilling (DDH) DDHF-34 Pre–2005 Drilling (DDH) Pre–2005 Drilling (RC) RCF-002 6,833,500m RCF-005 DDHF-32 DDHF-38 RCF-001 DDHF-59 DDHF-61 DDHF-67 DDF-01 RCF-004 N DDHF-65 DDHF-25 DDHF-14 DDHF-03 DDHF-30 DDHF-52 42 00 DDHF-47 DDHF-50 DDHF-41 DDHF-57 DDHF-51 DDHF-64 DDHF-68 DDHF-07 DDHF-63 DDHF-08 DDHF-24 DDHF-48 DDHF-40 DDHF-49 DDHF-55 DDHF-26 6,833,000m DDHF-02 DDHF-46 DDHF-29 DDHF-53 DDHF-62 DDHF-21 DDHF-08 DDHF-66 DDHF-19 DDHF-54 DDHF-60 DDHF-16 DDHF-18 RCF-011 DDHF-39 DDHF-58 DDHF-12A DDHF-27 DDHF-23 DDHF-09 DDHF-13 DDHF-05 2002 Inferred Resource DDHF-56 0.3% Copper Contour DDHF-28 DDHF-10 DDHF-11 6,833,500m 0 100 200 300 400 500 meters Scale 1:6000 UTM Zone 19S (PSAD56) La Fortuna drill hole location map as of April 2005 (includes new holes drilled in 2005) El Morro camp area La Fortuna deposit Noranda has initiated a diamond drilling program, which will exceed 9,000 meters, in order to further evaluate the La Fortuna deposit. The objectives of this drilling program are to better defi ne and improve our understanding of the higher-grade copper in the enrichment zone and to investigate the geologic distribution of the higher-grade gold zones identifi ed in previous drilling. Initial results from the program include the following highlights: • Hole DDHF-46, drilled near the center of the resource, intercepted 214 meters grading 0.86% copper and 0.74 g/t gold in the secondary enrichment zone followed by 160 meters grading 0.65% copper and 0.86 g/t gold in the underlying primary zone. • Hole DDHF-48, along the eastern edge of the resource, intercepted 74 meters grading 1.24% copper and 0.37 g/t gold in the secondary zone followed by 236 meters grading 0.56% copper and 0.72 g/t gold in the primary zone. • Hole DDHF-51, near the center of the resource, intercepted 58 meters grading 1.84% copper and 0.92 g/t gold in the secondary zone and 306 meters grading 0.67% copper and 0.81 g/t gold in the primary zone. • Hole DDHF-52, drilled near the north edge of the resource, intercepted 84 meters grading 2.07% copper and 0.78 g/t gold in the secondary zone and 366 meters grading 0.68% copper and 0.66 g/t gold in the primary zone.

Potential for expansion of the La Fortuna inferred resource continues to exist at depth and to the north. Drill hole DDHF-39, drilled near the center of the deposit in 2002, averaged 0.65% copper and 0.53 grams of gold per tonne over its entire length of 970 meters. This drill hole extended mineralization approximately 325 meters below the inferred resource estimate, and clearly illustrates the potential to expand the inferred resource at depth. El Morro project – La Fortuna deposit 4100m 4300m N DDHF-25 DDHF-24 DDHF-39 DDHF-19 2002 Inferred Resource DDHF-12A 0.3% Copper Contour NW 4100m 4000m 2200 Pre–2002 Drill Holes 2002 Drill Holes 250m La Fortuna December 2002 diamond drill hole locations and inferred resource area Section 2200 NW – Copper zoning 4200m DDHF-25 DDHF-24 DDHF-39 DDHF-19 Overburden DDHF-12A Leached Zone 4000m Secondary Zone 0.47, 0.56 0.99, 0.45 0.61, 0.58 208m 3800m 456m 476m 0.56, 0.89 406m DDH Intersection %Cu, g/t Au 3600m Rocks canic Length m Vol 0 . 6% Primary Zone Lower Limit of Current Inferred Resource Copper Contours 3400m > 1.0% 0.65, 0.53 970m 0.6 – 1.0% 6% 3% 1% . 0 . 0 . 0 0.3 – 0.6% 3200m 0.1 – 0.3% < 0.1% 200m 3000m Section 2200 NW – Gold zoning 4200m DDHF-25 DDHF-24 DDHF-39 DDHF-19 Overburden DDHF-12A Leached Zone 4000m Secondary Zone 0.47, 0.56 0.99, 0.45 0.61, 0.58 208m 3800m 456m 476m 0.56, 0.89 406m 0 . 6 DDH Intersection 3600m Rocks canic %Cu, g/t Au Primary Zone 0 . Length m Vol 1 Lower Limit of Current Inferred Resource 3400m Gold Contours 0.65, 0.53 0 6 > 1.0 g/t . 3 970m . 3 0 . 0 0.6 – 1.0 g/t 3200m 0.3 – 0.6 g/t 0.1 – 0.3 g/t 200m 3000m El Morro project – La Fortuna deposit El Morro project – El Morro deposit Inferred mineral resources (copper cut-off grades) Inferred mineral resources (copper cut-off grades) Copper Copper Gold Pounds Ounces Copper Copper Gold Pounds Ounces cut-off Tonnes grade grade copper gold cut-off Tonnes grade grade copper gold grade (000’s) (%) (g/t) (000’s) (000’s) grade (000’s) (%) (g/t) (000’s) (000’s) 0.3% 590,000 0.56 0.46 7,283,998 8,727 0.3% 100,000 0.41 0.14 903,886 450 0.4% 465,000 0.61 0.50 6,253,348 7,476 0.4% 45,000 0.50 0.18 496,035 260 0.5% 340,000 0.67 0.51 5,022,079 5,576 0.5% 19,000 0.59 0.22 247,136 134 1) Inferred mineral resources have been estimated in accordance with defi nitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. The resource estimate has been prepared by Noranda under the supervision of John Sullivan, former Director of the El Morro project, and Stanley Clemmer, Senior International Geologist, both of Noranda Chile Ltda., the Qualifi ed Persons as that term is defi ned in National Instrument 43-101. 2) Mineral resources do not have demonstrated economic viability. 3) Cautionary note to U.S. investors concerning estimates of inferred mineral resources: This table uses the term “inferred mineral resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable.

In 2004, Metallica and Noranda acquired a 2% net smelter return ("NSR") royalty on the El Morro project from a subsidiary of BHP Billiton for $2.0 million. Metallica acquired a 30% interest in the royalty for $600,000 while Noranda purchased the remaining interest for $1.4 million. With the acquisition of this royalty, only about 5% of the current La Fortuna inferred resource remains subject to any third party royalties.

The trend among companies that are either developing or mining copper-gold deposits is to report the reserves and resources using a copper equivalent cut-off grade. In order to more readily compare the inferred resource estimate at La Fortuna with copper-gold deposits that are reported on a copper equivalent cut-off basis, Metallica has taken the Noranda resource estimate and recast it using a copper equivalent cut-off grade. The copper equivalent cut-off grade includes the copper equivalent of the contained gold at a copper price of $0.90 per pound and a gold price of $375 per ounce.

El Morro deposit

In 2003, Noranda calculated an inferred resource of 45 million tonnes grading 0.50% copper and 0.18 grams of gold per tonne at the El Morro deposit. The inferred resource, calculated at a cut-off grade of 0.4% copper, equates to 496 million pounds of copper and 260,000 ounces of gold.

The El Morro deposit, located approximately five kilometers northwest of the La Fortuna deposit, differs from La Fortuna in that the copper-gold mineralization occurs entirely within volcaniclastic and sedimentary rocks, whereas the mineralization at the La Fortuna deposit occurs within intrusive rocks. Importantly, no porphyry intrusive core has yet been identified in the drill programs at the El Morro deposit, suggesting the

El Morro project – La Fortuna deposit
Inferred mineral resources (copper equivalent cut-off grades)

Copper equivalent cut-off grade	Tonnes *(000's)*	Copper grade *(%)*	Gold grade *(g/t)*	Copper equivalent grade *(%)*	Pounds copper *(000's)*	Ounces gold *(000's)*	Pounds copper equivalent *(000's)*
0.3%	852,720	0.45	0.40	0.70	8,461,000	10,970	13,162,000
0.4%	641,470	0.53	0.46	0.81	7,496,000	9,487	11,457,000
0.5%	553,980	0.57	0.49	0.87	6,962,700	8,727	10,627,000

El Morro project – El Morro deposit
Inferred mineral resources (copper equivalent cut-off grades)

Copper equivalent cut-off grade	Tonnes *(000's)*	Copper grade *(%)*	Gold grade *(g/t)*	Copper equivalent grade *(%)*	Pounds copper *(000's)*	Ounces gold *(000's)*	Pounds copper equivalent *(000's)*
0.3%	146,260	0.37	0.13	0.45	1,193,000	611	1,451,000
0.4%	79,150	0.44	0.16	0.54	768,000	407	942,000
0.5%	32,980	0.51	0.20	0.63	438,000	251	541,000

1) *Inferred mineral resources have been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. The copper equivalent mineral resource estimate was prepared by Mark A. Petersen, Exploration Manager of Metallica Resources Inc., the Qualified Person as that term is defined in National Instrument 43-101.*

2) *Copper equivalent grade and pounds of copper equivalent have been estimated using a copper price of $0.90 per pound and a gold price of $375 per ounce.*

3) *Mineral resources do not have demonstrated economic viability.*

4) Cautionary note to U.S. investors concerning estimates of inferred mineral resources: *This table uses the term "inferred mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable.*

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potential for significant additional mineralization should the intrusive source for the mineralization be located. Even though Noranda has indicated that it has no plans to do any drilling on the El Morro deposit in 2005, the mineralization remains open to the west, northwest and northeast. Future work on the El Morro deposit will focus on expanding the inferred resource and exploring for the primary porphyry source of the mineralization.
El Morro project – El Morro deposit 3950m RM-3 W 75 3900m 3 5 N RM-9 DM-7 DM-9 3950m DM-6 4 0 0 0 m DM-1 DM-3 2003 Inferred Resource 0.3% Copper Contour 4000m 4100m RM-4 4000m Reverse Circulation Drill Hole Diamond Drill Holes Section 3575 W – Copper and gold grades RM-3 DM-3 RM-4 DM-1 RM-9 4000m DM-6 DM-7 DM-9 3900m 0.17, 0.08 62m 3800m 0.51, 0.12 0.26, 0.09 3700m 12m 74m 0.83, 0.26 0.24, 0.09 170m 78m 0.55, 0.34 220m 3600m 0.50, 0.12 250m 3500m 100m Intersection Volcano-sediments Secondary %Cu, g/t Au enrichment Andesite Length m El Morro deposit area The El Morro deposit, located approximately fi ve kilometers northwest of the La Fortuna deposit

Cerro San Pedro project

The Cerro San Pedro ("CSP") gold-silver, heap-leach project is located in central Mexico, 20 kilometers outside the state capital city of San Luis Potosí. Construction of the mine began in February 2004; however, legal and other challenges resulted in our suspension of construction in June 2004. The Company is focusing intensive efforts on resolving these matters in order to continue construction at CSP. Once commissioned, the CSP mine is projected to produce 90,500 ounces of gold and 2.1 million ounces of silver annually for more than eight years.



Cerro San Pedro leach pad area

In 2003, Metallica announced its intention to develop the CSP project and awarded the contract for site development and mining to Washington Group International, Inc. In February 2004, the mining equipment was mobilized and construction began at CSP.

With construction underway, Metallica announced early in 2004 its decision to purchase the sliding scale NSR royalty that had been retained by Glamis Gold Ltd. and to pay off the outstanding obligations owed to Glamis resulting from the Company's 2003 purchase of Glamis' 50% interest in the CSP project. Metallica paid Glamis $2.25 million for the NSR royalty, which varied from 0.5% to 2.0% based on the price of gold, and paid an additional $5 million to retire the remaining outstanding obligations.

After construction commenced, legal and other challenges forced our suspension of construction at CSP. These challenges included an Agrarian Court ruling in favor of contesting ejido representatives that nullified the lease agreement that Minera San Xavier, S.A. de C.V. ("MSX"), a Mexican subsidiary of Metallica, entered into in 1997 with the ejido of CSP for surface rights to access MSX's mineral rights.


Cerro San Pedro operating costs
Cash operating cost
Total cash cost
Total production cost
$250
$200
$150
$100
$ 50
0
$/oz Gold with silver credit
$159
$169
$213
$150
$160
$204
$141
$152
$196
$375/$5.77
$400/$6.15
$425/$6.54
Gold/silver price ($/oz)

Cash operating cost equals total cash cost less royalties. Total production cost equals total cash cost plus depreciation, depletion and reclamation.

8

The decision was appealed by MSX, and the current possessors of the ground, to a higher level Federal Court. This appeal was found in favor of MSX and the possessors. However, in subsequent legal actions, the Agrarian Court has once again nullifi ed the lease agreement, which is again being challenged by MSX and the possessors. This legal decision is pending, but in the interim MSX has legal access to the ground. In addition to the challenge in the Agrarian Court, MSX experienced delays in receiving the necessary blasting and construction permits. Even though MSX was compliant in all matters necessary for permit approvals, permit issuance delays left Metallica no alternative but to suspend construction in June 2004 and lay off 150 employees. In August 2004, a renewal of the construction permit was granted and in October 2004, a blasting permit was also received. In August 2004, MSX learned that a group opposing the project was granted a resolution against Federal environmental authorities that nullifi ed the mining permit issued by the Federal government to MSX, on the basis that the mining permit violates Federal environmental and other laws. Despite the ruling, MSX’s mining permit remains valid subject to the resolution of appeals by the Federal environmental authorities. This ruling was made despite the fact that MSX was not given an opportunity to present its case to the court and that two previous legal challenges with respect to the mining permit were decided in MSX’s favor. Both MSX and the Federal environmental authorities are actively challenging this latest ruling. Metallica continues to enjoy a good working relationship with local, state and federal authorities, as well as a good working relationship with residents of the local communities. MSX is very aware of the need to earn and maintain its social license to work within the municipality of CSP and takes this responsibility very seriously. With these relationships, Metallica is hopeful that the issues that have surrounded the CSP project for the past year will soon be behind the Company so that it can move forward in developing a project that will help sustain the economy of the local community for a number of years to come.
CSP is a robust project worthy of development. Mineral reserves and resources for the project have been updated to refl ect recent metal prices for gold and silver. Reserves now stand at 63.0 million tonnes grading 0.58 grams per tonne gold and 23.9 grams per tonne silver equating to 1.17 million ounces of gold and 48.4 million ounces of silver. The calculations were completed using a waste-to-ore ratio of 1.17 to 1 and based on gold and silver prices of $375 and $5.77 per ounce, respectively. Once in production, CSP is forecast to have annual production of 90,500 ounces of gold and 2.1 million ounces of silver or approximately 122,000 ounces of gold equivalent using a silver-to-gold ratio of 65:1. San Nicolás Church, restored by MSX in 2003

Once in production, CSP is
forecast to have annual
production of 90,500 ounces
of gold and 2.1 million ounces of
silver or approximately 122,000
ounces of gold equivalent at
a silver-to-gold ratio of 65:1

Cerro San Pedro project
Mineral reserves and resources

	Tonnes ore *(000's)*	Gold grade *(g/t)*	Silver grade *(g/t)*	Gold equivalent grade *(g/t)*	Ounces gold *(000's)*	Ounces silver *(000's)*	Ounces gold equivalent *(000's)*
Mineral reserves							
Proven and probable	62,951	0.58	23.9	0.95	1,174	48,372	1,918
Mineral resources							
Measured	106,289	0.55	20.3	0.86	1,880	69,371	2,947
Indicated	9,929	0.48	19.7	0.78	153	6,289	250
Total	116,218	0.54	20.3	0.85	2,033	75,660	3,197
Inferred	3,176	0.44	21.7	0.77	45	2,215	79

1) *Mineral reserves and resources have been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. Mineral reserve and resource estimates were prepared by William L. Rose, WLR Consulting, Inc., Qualified Person, as that term is defined in National Instrument 43-101.*

2) *Mineral reserves have been estimated at a price of $375 per ounce of gold and $5.77 per ounce of silver.*

3) *Mineral reserves are contained within mineral resources.*

4) *Mineral resources have been estimated at a cut-off grade of 0.20 grams per tonne gold. Mineral resources that are not mineral reserves do not have demonstrated economic viability.*

5) *Silver-to-gold ratio is estimated at 65:1.*

6) Cautionary note to U.S. investors concerning estimates of measured and indicated mineral resources: *This table uses the terms "measured and indicated mineral resources". We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.*

7) Cautionary note to U.S. investors concerning estimates of inferred mineral resources: *This table uses the term "inferred mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.*

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Exploration Metallica has negotiated an option to acquire a 100% interest in the Los Potrillos copper-gold property located in Chile, approximately 80 kilometers southeast of the town of Copiapo and 17 kilometers west of the Refugio gold-copper mine. Previously, Metallica had acquired approximately 55 square kilometers of exploration concessions surrounding the 19 square kilometer Los Potrillos property. With the option agreement in place, Metallica now controls approximately 74 square kilometers of prospective terrain in the region and has initiated exploration on its newly formed Rio Figueroa project. The Rio Figueroa project is situated along a southern projection of the Domeyko fault system, a structure that hosts some of Chile’s largest porphyry copper deposits. A large cluster of porphyry-related alteration halos is evident at Rio Figueroa that is similar both in size and character to those fi rst observed at the Company’s El Morro copper-gold project. The two largest alteration halos — Quebrada Contrabando and Espinal Grande — have been confi rmed to host both porphyry copper-gold and related epithermal gold styles of mineralization. Elsewhere on the project, several other prospective areas have been identifi ed and are targeted for further exploration. Prospecting trench at Rio Figueroa Metallica has the right to purchase a 100% interest in Los Potrillos in exchange for a series of annual cash payments totaling $3.5 million over a fi ve-year period, and by making exploration expenditures of $1.5 million over a three-year period. A private company controlled by the Chilean National Mining Company, ENAMI, will retain a 1.5% NSR royalty against any future production from the property. Metallica has made the fi rst $100,000 payment and has initiated a $370,000 exploration program to identify and prioritize targets and conduct preliminary exploration. Additional reconnaissance drilling is expected to begin in the second or third quarter of 2005. Drilling at Rio Figueroa

Management’s Discussion and Analysis

General

Management’s discussion and analysis (“MD&A”) has been prepared based on information available to Metallica Resources Inc. (the “Company”) as of February 18, 2005. It provides a detailed analysis of the Company’s business and compares its 2004 financial results with those of the two previous years. In order to gain a better understanding of the MD&A, it should be read in conjunction with the Company’s consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). For a reconciliation of measurement differences to United States generally accepted accounting principles (“U.S. GAAP”), see Note 13 to the consolidated financial statements. All amounts are in U.S. dollars unless otherwise indicated.

The Company is a natural resources company focused on the exploration and development of both precious and base metal properties throughout the Americas. The Company has two principal mineral properties: the Cerro San Pedro gold and silver project in Mexico and the El Morro copper-gold project in Chile.

The Cerro San Pedro project is 100%-owned by the Company and contains estimated mineral reserves(1) of 61.1 million tonnes grading 0.59 grams of gold and 24.0 grams of silver per tonne at a waste-to-ore ratio of 1.2 to 1. This equates to 1.2 million ounces of gold and 47.1 million ounces of silver. The mineral reserves have been estimated using a gold price of $325 per ounce and a silver price of $4.62 per ounce, and were estimated by William Rose of WLR Consulting Inc., the Qualified Person, in accordance with Canadian Securities Administrators National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

The El Morro project is subject to an exploration agreement which allows Noranda Inc. (“Noranda”) to earn a 70% interest in the project by making a $10 million payment to the Company by September 14, 2005. Using a 0.4% copper cut-off grade, Noranda has estimated that the La Fortuna area of the El Morro project contains an inferred mineral resource(2) of 465 million tonnes grading 0.61% copper and 0.50 grams per tonne gold, which equates to approximately 6.2 billion pounds of copper and 7.4 million ounces of gold. The inferred mineral resource estimate was prepared by Noranda under the supervision of John Sullivan, former director of the El Morro project, and Stanley Clemmer, Senior International Geologist, both of Noranda, the Qualified Persons, in accordance with Canadian Securities Administrators National Instrument 43-101.

(1)	Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the Staff of the Securities and Exchange Commission) applies different standards in order to classify mineralization as a reserve. The Cerro San Pedro project mineral reserves are classified as such under both Canadian and U.S. regulatory authorities.

(2)	Cautionary note to U.S. investors concerning estimates of inferred mineral resources: We advise U.S. investors that while this term is recognized and required by National Instrument 43-101 under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable.

Under Canadian rules, an “inferred resource estimate” is that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Critical accounting policies

The Company’s accounting policies are described in Note 2 to the consolidated financial statements. Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results of operations, financial condition and cash flows.

Use of estimates

The preparation of the Company’s consolidated financial statements, in conformity with Canadian GAAP, requires that management make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management continually evaluates its assumptions and estimates; however, actual amounts could materially differ from those based on assumptions and estimates. Management has identified the following critical accounting estimates that could have a material impact on the Company’s consolidated financial statements:

Mineral properties and deferred costs:
Mineral reserve estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates due to differences in actual mineralization and mineralization estimated by sampling, variances in the grade of mineral reserves, increases in mining, processing and reclamation costs, and changes in the market price of gold and/or silver. The Company’s mineral reserves are limited to its Cerro San Pedro gold and silver project in Mexico.

An impairment assessment was performed using estimated long-term future gold and silver prices of $375 per ounce and $5.75 per ounce, respectively. Estimated long-term gold and silver prices were determined largely from prices used by peers, current market prices, historical price trends and analysts’ price expectations.

Accounting for stock options:
The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2004	2003	2002

Risk free interest rate (Canada)	3.3% to 3.5%	3.6% to 4.4%	4.5%
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility of the Company’s common shares	70% to 71%	75% to 87%	110%
Expected life of option	5 years	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share options.

Asset retirement obligation:
The Company’s reclamation and closure cost obligation is calculated using highly subjective assumptions that include the Company’s long-term risk adjusted risk free interest rate, the long-term inflation rate, the year in which the reclamation obligation is expected to begin, and the current estimate of the reclamation obligation. Any changes in these subjective assumptions could materially affect the Company’s reclamation and closure cost obligation.

Mineral properties and deferred costs
The Company’s current business activity focus is on the exploration and, if practicable, the development of precious and base metal deposits. All costs relating to the Company’s exploration activities, other than grass-roots exploration, which is expensed as incurred, are capitalized until such time as a decision is made to proceed with the development phase of each project. In the event that the Company elects to proceed with the development of a project, the capitalized exploration expenditures and subsequent development costs will be depleted on the unit-of-production basis as the estimated total reserves are mined. Management of the Company regularly reviews the carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on a non-discounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered. As a result of these potential write-offs and write-downs from exploration activities, net income or loss of the Company may be volatile.

Financial results of operations

The Company incurred losses in two of the last three years due to the lack of an operating property or other revenue generating activity. The exception was the current year during which the Company had net income as a result of foreign exchange gains. Management anticipates that net losses of the Company will continue for at least the next year as a result of ongoing corporate general and administrative costs, exploration and reclamation expenses, write-downs of mineral properties and deferred costs, and other expenses. With the acquisition of Glamis Gold Ltd.’s (“Glamis”) 50% interest in the Cerro San Pedro project in February 2003, the Company anticipates that this trend of losses may reverse if, and when, gold and silver are produced from its 100%-owned project in Mexico. However, there are no assurances that commercial production from the Cerro San Pedro project will be achieved or that such mining activities would be profitable. Construction of the Cerro San Pedro mine began in February 2004 and was suspended in June 2004 pending resolution of various permitting and other issues involving the project. As of February 18, 2005, project construction has not recommenced as discussed in the “Corporate Outlook, Contingencies and Other” section of MD&A.

Selected annual information

	2004	2003	2002

Total revenues	$–	$–	$–
Net income (loss)	1,368,462	(1,715,547)	(1,320,321)
Total assets	90,293,100	93,353,848	17,491,038
Long-term liabilities	203,818	–	–
Basic net income (loss) per share	0.02	(0.04)	(0.04)
Diluted net income (loss) per share	0.01	(0.04)	(0.04)

The increase in total assets of $75.86 million at December 31, 2003, as compared to December 31, 2002, primarily resulted from net proceeds from two equity financings in 2003 totaling $70.78 million. Net income in 2004 of $1.37 million was primarily attributable to an increase in foreign exchange gains from $0.61 million in 2003 to $2.17 million in 2004. The selected annual information has been prepared in accordance with Canadian GAAP. For a reconciliation to U.S. GAAP, see Note 13 to the consolidated financial statements.

2004 compared with 2003
The Company reported net income of $1.37 million for the year ended December 31, 2004 as compared to a net loss of $1.72 million for the year ended December 31, 2003. Significant changes between the 2004 and 2003 income and expense amounts that comprise net income (loss) are discussed below.

The Company does not own any interests in producing mineral properties or have any other revenue generating activities; therefore, it does not have any operating income or cash flow from operations. The Company’s only significant source of operating income is from interest earned on cash and cash equivalents, and income from option payments. Interest income for the year ended December 31, 2004 increased to $0.93 million from $0.16 million in the preceding year. The $0.77 million increase resulted from higher average invested cash balances in 2004 as a result of a $61.31 million public equity offering for shares and warrants that closed in December 2003. The Company’s only other source of income in 2004 was the receipt of option payments from the sale of its Mara Rosa project totaling $0.30 million, as compared to $0.15 million in 2003. The Company entered into an agreement in November 2003 to sell its Mara Rosa project for $0.45 million, as described in Note 3(e) to the consolidated financial statements.

General and administrative expenses for the year ended December 31, 2004 totaled $1.47 million and were $0.22 million higher than the 2003 expenditures of $1.25 million. The increase was primarily attributable to an increase in business insurance premiums, higher financial advisory services and retainer fees paid to the Company’s directors.

Stock-based compensation expense increased from $0.01 million for the year ended December 31, 2003 to $0.08 million for the year ended December 31, 2004. The $0.07 million increase resulted from the Company’s adoption of the Canadian Institute of Chartered Accountants (“CICA”) Section 3870, “Stock-based Compensation and Other Stock-based Payments” on January 1, 2004, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. In addition, the Company deferred stock-based compensation expense totaling $552,400 in 2004 that was attributable to stock options granted to employees at its Cerro San Pedro project.

The Company terminated its MIMK exploration program in 2004 and abandoned its remaining MIMK properties which resulted in a write-down of mineral properties and deferred costs totaling $0.08 million in 2004. The Company also abandoned its Los Colorados MIMK exploration property in 2003 resulting in a write-down of mineral properties and deferred costs totaling $0.70 million in 2003.

Interest expense of $0.04 million and $0.45 million for the years ended December 31, 2004 and 2003, respectively, represents interest accretion on acquisition debt relating to the Company’s purchase of its former joint venture partner’s 50% interest in the Cerro San Pedro project in February 2003. The acquisition debt was paid off in February 2004.

Foreign exchange gains of $2.17 million in 2004 and $0.61 million in 2003 are primarily attributable to unrealized gains associated with holding the majority of the net proceeds from the Company’s December 11, 2003 public equity offering in Canadian dollars (Cdn$80.75 million), and the subsequent strengthening of the Canadian dollar relative to the U.S. dollar. The Cdn$/US$ exchange rate at December 11, 2003 was 1.3082 as compared to 1.2946 on December 31, 2003, and 1.2048 on December 31, 2004.

Income tax expense increased from a ($0.01) million income tax benefit in 2003 to $0.14 million of income tax expense in 2004. The $0.15 million increase in income taxes in the current period resulted from approximately $0.09 million of Canadian withholding taxes on interest earnings from a foreign subsidiary and approximately $0.05 million of Mexican income taxes. In the preceding year, Canadian withholding and Mexican income taxes were insignificant.

2003 compared with 2002
The Company reported a net loss of $1.72 million for the year ended December 31, 2003 as compared to a net loss of $1.32 million for the year ended December 31, 2002. Significant changes between the 2003 and 2002 income and expense amounts that comprise net income (loss) are discussed below.

Interest income for the year ended December 31, 2003 increased to $0.16 million from $0.06 million in the preceding year. The $0.10 million increase resulted from higher average invested cash balances in 2003 due to a $9.47 million private placement for shares and warrants that closed in March 2003, and a $61.31 million public equity offering for shares and warrants that closed in December 2003. The Company’s only other source of income was from option payments received in 2003 totaling $0.15 million for the sale of its Mara Rosa project.

General and administrative expenses for the year ended December 31, 2003 totaled $1.25 million and were $0.33 million higher than the 2002 expenditures of $0.92 million. The increase was primarily attributable to a direct mail marketing program undertaken in 2003 at a cost of $0.25 million.

Exploration expenses for the year ended December 31, 2003 were $0.22 million as compared to $0.25 million for 2002. The $0.03 million decrease resulted from management’s focus on project development and financing activities at its Cerro San Pedro project in 2003 versus exploration activities.

The Company incurred $0.02 million of reclamation and property closure costs relating to its Mara Rosa project in Brazil for the year ended December 31, 2003, as compared to $0.20 million for 2002. The Company conducted a significant level of reclamation and closure related activities at the Mara Rosa project in 2002, whereas the Company’s efforts in 2003 were focused on selling the project. The project was sold in November 2003.

The Company abandoned its Los Colorados MIMK exploration project in 2003, which resulted in a write-down of mineral properties and deferred costs totaling $0.70 million. The Company also abandoned three MIMK exploration properties in 2002 resulting in a write-down of mineral properties and deferred costs totaling $0.02 million in 2002.

Interest expense of $0.45 million for the year ended December 31, 2003 includes $0.44 million of interest accretion on acquisition debt relating to the Company’s purchase of Glamis’ 50% interest in the Cerro San Pedro project in February 2003. There was no interest expense in the preceding year.

Foreign exchange gain of $0.61 million in 2003 is primarily attributable to unrealized gains associated with holding the net proceeds from the December 11, 2003 public equity offering in Canadian dollars (Cdn$80.75 million), and the subsequent strengthening of the Canadian dollar relative to the U.S. dollar at year end. The Cdn$/US$ exchange rate at December 11, 2003 was 1.3082 as compared to 1.2946 on December 31, 2003. The majority of the Company’s assets, liabilities and operations in 2002 were denominated in U.S. dollars, resulting in an insignificant foreign exchange loss for 2002.

Summary of quarterly results
The summary of quarterly results has been prepared in accordance with Canadian GAAP.

	2004
	Fourth	Third	Second	First
	quarter	quarter	quarter	quarter

Total revenues	$–	$–	$–	$–
Net income (loss)	1,582,433	1,649,917	(1,174,302)	(689,586)
Basic net income (loss) per share	0.02	0.02	(0.01)	(0.01)
Diluted net income (loss) per share	0.01	0.02	(0.01)	(0.01)

	2003
	Fourth	Third	Second	First
	quarter	quarter	quarter	quarter

Total revenues	$–	$–	$–	$–
Net income (loss)	363,253	(1,326,066)	(388,595)	(364,139)
Basic net income (loss) per share	0.01	(0.03)	(0.01)	(0.01)
Diluted net income (loss) per share	0.01	(0.03)	(0.01)	(0.01)

The high quarterly net income (loss) volatility for 2004 primarily resulted from holding significant cash balances in Canadian dollars and high fluctuations in Cdn$/US$ exchange rates. Net foreign exchange gains (losses) totaled ($587,903), ($895,249), $1,851,729 and $1,800,680 for the 1st, 2nd, 3rd and 4th quarters of 2004, respectively. The Cdn$/US$ exchange rate was 1.2946 at December 31, 2003, and 1.3081, 1.3453, 1.2699 and 1.2048 as of March 31, June 30, September 30 and December 31, 2004, respectively.

The increase in loss for the 3rd quarter of 2003 as compared to the preceding two quarters is attributable to a $0.68 million write-off of the Los Colorados MIMK property and a $0.25 million direct mail marketing program. Net income in the 4th quarter of 2003 of $0.36 million resulted from a foreign exchange gain of $0.60 million due to holding net proceeds of Cdn$80.75 million from the Company’s December 11, 2003 public equity offering in Canadian dollars and the subsequent strengthening of the Canadian dollar relative to the U.S. dollar at year end.

Liquidity and capital resources

The Company relies primarily on the sale of common shares, the exercise of share options and common share purchase warrants, and joint venture arrangements to fund its exploration and project development activities. The extent to which such financing options are pursued in the future will depend upon various factors, including the successful acquisition of new properties or projects, commodity prices, results from exploration and development activities, and management’s assessment of the capital markets. Any cessation of joint venture funding or significant increase in exploration or project development activities may require the Company to seek additional funding. There is no assurance that such financing will be available when needed or that it can be secured on favorable terms. Furthermore, there is no assurance that the Company will be able to obtain new properties or projects, or that they can be secured on favorable terms.

For the years ended December 31, 2004, 2003 and 2002, the Company received net proceeds of $0.76 million, $71.17 million, and $4.08 million, respectively, from the sale of equity securities, and the exercise of warrants and stock options. Approximately $70.78 million of the 2003 net proceeds is due to a private placement financing for $9.47 million that closed in March 2003, and a public equity offering for $61.31 million that closed in December 2003. A portion of the proceeds from the December 2003 equity financing was used in 2004 to complete the Company’s acquisition of its former joint venture partner’s 50% interest in the Cerro San Pedro project ($11 million), and to fund construction and other project related activities at the Cerro San Pedro project totaling $14.89 million. The Company does not anticipate that it will need to obtain additional equity financing for at least the next year.

The March 11, 2003 private placement financing resulted in the issuance of 10.1 million units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$15.2 million (US$9.47 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$2.00 for a period of two years to March 11, 2005. The Company also granted the underwriters 505,000 compensation warrants. Each compensation warrant entitled the holder to purchase one common share at an exercise price of Cdn$1.50 per share for a period of one year to March 11, 2004. Compensation warrants totaling 151,500 were exercised in 2003, while the remaining 353,500 compensation warrants were exercised in 2004.

The December 11, 2003 public equity offering resulted in the issuance of 38.7 million units at a price of Cdn$2.20 per unit for gross proceeds of Cdn$85.1 million (US$61.3 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 for a period of five years to December 11, 2008.

The fair value attributable to the warrants and compensation warrants that were issued in the March 2003 financing was $1,484,758 and $136,440, respectively. The fair value attributable to the warrants that were issued in the December 2003 financing was $5,889,285. The fair value attributable to the warrants and compensation warrants was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk free interest rate (Canada)	4.0% to 4.1%
Expected dividend yield	0.0%
Expected volatility of the Company’s common shares	73% to 87%
Expected life of warrants	1 to 5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s warrants.

At December 31, 2004, the Company had working capital of $41.75 million as compared to $59.74 million at December 31, 2003. The decrease in working capital of $17.99 million primarily resulted from the following expenditures relating to the Cerro San Pedro project that were incurred during the year ended December 31, 2004: payments to Glamis totaling $5 million for contingent purchase price payments, $2.25 million for a royalty, and $12.50 million for project development, construction and mineral property costs. The Company has completed all of its payment obligations relating to its purchase of Glamis’ 50% interest in the Cerro San Pedro project.

The Company’s cash and cash equivalents decreased by $24.26 million for the year ended December 31, 2004 as compared to an increase in cash and cash equivalents of $61.59 million for the year ended December 31, 2003. The $85.85 million increase in 2004 cash outflows is primarily attributable to the following: an increase of $6.33 million in payments in the current year to Glamis to acquire its 50% equity interest in the Cerro San Pedro project and a related royalty, an increase in expenditures on mineral properties and deferred costs totaling $10.59 million principally due to commencement of construction at the Cerro San Pedro project in February 2004, and a $70.40 million decrease in proceeds from the issuance of common shares and the exercise of warrants and stock options in the current year.

As of December 31, 2004, the Company had capitalized mineral properties and deferred expenditures totaling $47.36 million. This amount includes $45.22 million relating to the Cerro San Pedro project, of which $19.75 million and $14.48 million were capitalized in 2004 and 2003, respectively, for acquisition and other project related costs.

In February 2003, the Company acquired Glamis’ 50% equity interest in Minera San Xavier, S.A. de C.V. (“MSX”) for $18 million, less 50% of MSX’s working capital deficit at closing of $58,328. As a result of the purchase, MSX became a wholly owned subsidiary of the Company. The acquisition of Glamis’ 50% equity interest in MSX was a business combination accounted for as a purchase transaction. The purchase price included a contingent payment for $2.5 million payable upon commencement of commercial production and an additional contingent payment for $2.5 million due one year from commencement of commercial production. In addition, Glamis retained a sliding scale net returns royalty on the gross proceeds, less expenses, of all ores, metals and mineral concentrates mined at the Cerro San Pedro project when gold prices equal or exceed $325 per ounce.

The fair value of the consideration of $12.5 million ($2.0 million paid at closing less MSX’s working capital deficit of $58,328, plus $10.5 million representing the estimated present value of future cash payments of $11.0 million) was allocated to the fair value of the net assets acquired as follows:

Fair value of net assets acquired:

Cash	$19,739
Other current assets	72,376
Fixed assets	75,708
Mineral properties	12,461,971

12,629,794

Less: Current liabilities and other	(71,265)
Note payable	(100,050)

$12,458,479

Consideration:
Cash at closing, less working capital deficit	$1,941,672
Present value of future cash payments, discounted at 6%	10,516,807

$12,458,479

In August 2003 and in February 2004, the Company made acquisition debt payments to Glamis totaling $5.0 million and $6.0 million, respectively. In March 2004, the Company acquired the sliding scale net returns royalty from Glamis for $2.25 million and paid the remaining $5.0 million of contingent payments owed to Glamis. The Company has completed all of its payment obligations to Glamis resulting from its acquisition of Glamis’ 50% interest in MSX.

Capitalized expenditures relating to the El Morro copper-gold project in Chile totaled $1.64 million at December 31, 2004 and included $0.60 million and $0.01 million for deferred costs that were capitalized during the years ended December 31, 2004 and 2003, respectively. In December 2004, the Company and Noranda agreed to acquire a 2% NSR royalty on the project held by a former landowner for $2.0 million. The Company acquired a 30% interest in the royalty for $0.6 million, while Noranda acquired a 70% interest in the royalty for $1.4 million.

Additional expenditures were made on the Company’s El Morro project by Noranda pursuant to earn-in requirements. Noranda informed the Company that it has incurred approximately $12 million for exploration and property acquisition expenditures on the El Morro project through December 31, 2004, of which approximately $1 million was incurred in 2004. The Company’s exploration agreement with Noranda provides that Noranda fund all project exploration activities until such time as it completes the requirements necessary for it to earn a 70% interest in the project. One requirement of the exploration agreement is that Noranda must make a $10 million payment to the Company by September 2005. If, and when, the $10 million payment is made, the Company will be required to fund its 30% share of future exploration expenditures at the El Morro project. See Note 3(b) to the consolidated financial statements for details relating to the terms of the El Morro exploration agreement.

In September 2004, the Company entered into an option to acquire a 100% interest in the Rio Figueroa copper-gold exploration project in Chile. The option agreement provides for the Company to make annual option payments over a five-year period beginning September 2004 totaling $3.5 million, and to incur annual exploration expenditures over a three-year period beginning September 2004 totaling $1.5 million, in order to exercise the option. As of December 31, 2004, the Company had capitalized $0.49 million of costs on the Rio Figueroa project.

The Company’s contractual obligations for future payments are summarized as shown on page 17.

Outstanding share data

As of February 18, 2005, the Company has issued one class of common shares and has a total of 82,687,043 shares outstanding. The Company has 19,350,000 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008. The Company has an additional 5,049,000 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$2.00 per share through March 11, 2005. Stock options outstanding as of February 18, 2005 total 2,535,500 and are exercisable for common shares at prices ranging from Cdn$0.45 per share to Cdn$2.87 per share.

Corporate outlook, contingencies and other

The Company’s focus for 2004 was the construction of its Cerro San Pedro gold and silver project in central Mexico (the “Project”) and the resolution of various permitting and other issues involving the Project. Construction began in February 2004 and was expected to take approximately nine months to complete at a total cost of approximately $28.2 million, plus $3.0 million for project working capital. In June 2004, the Company suspended project construction pending receipt of the project explosives permit and the annual renewal of the municipal construction and operating licenses. In August 2004, the Company received the annual municipal construction and operating licenses, and in October 2004, the Company received the annual project explosives permit. The project explosives permit, as with all mine explosives permits in Mexico, expired on December 31, 2004. The Company has applied for and is awaiting receipt of the explosives permit for 2005. In 2005, the Company intends to focus its efforts towards resolving the two issues discussed below and recommencing construction of the Project; however, there are no assurances that the Company’s efforts to resolve these and other issues will be successful, or that it will recommence construction. Expenditures on the Project for 2005 are estimated to be between $3 million and $29 million, depending upon when, and if, construction recommences.

In August 2004, the Company received notification that a Mexican Federal Court rendered a judgment in favor of a group opposing the Project who were seeking nullification of the Company’s Manifestacion de Impacto Ambiental (“MIA”). The MIA is the Mexican equivalent of an Environmental Impact Statement in the United States. The legal action brought by the contesting group claimed that the federal agency that granted the MIA violated various environmental and other laws. The federal agency that issued the environmental permit to the Company has appealed the decision. Although the permit is presently valid pending resolution of the appeal, there are no assurances that the federal agency’s or the Company’s efforts to overturn the ruling will be successful. In the event that these efforts are unsuccessful, the Company can appeal the decision, attempt to re-permit the project, or pursue other options that may be available.

In April 2004, a San Luis Potosí, Mexico, Agrarian Court rendered a judgment in favor of a group opposing the Project and nullified the Company’s lease agreement for surface rights at the Project. The Company appealed the Agrarian Court decision and in November 2004, a Federal Court ruled that the group opposing the Project did not have the legal right to contest the lease and ordered the Agrarian

10:54 AM 5/9/2005

Contractual obligations for future payments summary

	Payments due by period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Contractual obligations
Long-term debt	$–	$–	$–	$–	$–
Capital lease obligations	–	–	–	–	–
Operating leases	446,080	80,023	130,442	94,246	141,369
Purchase obligations (1)	110,541,000	7,687,000	28,645,000	29,748,000	44,461,000
Other long-term obligations	–	–	–	–	–

Total contractual obligations	$110,987,080	$7,767,023	$28,775,442	$29,842,246	$44,602,369

(1)	Purchase obligations include estimated amounts to be incurred by Washington Group International (“Washington Group”) totaling $104.7 million, exclusive of fuel costs, pursuant to a ten-year mining and construction services agreement for the Cerro San Pedro project that was entered into on December 30, 2003. Although project construction is currently suspended, the remaining contract value has been allocated to future years assuming that construction will recommence in mid-2005. The contract provides that the Company may terminate it at any time prior to the end of the ten-year term, but must pay early termination and demobilization fees to Washington Group as follows:

Termination period	Termination and demobilization fees

Pre-production	$11,560,000
Year 1	$10,160,000
Year 2	$7,460,000
Year 3	$4,760,000
Year 4	$2,960,000
Year 5	$2,360,000
Year 6	$2,060,000
Year 7	$1,660,000
Year 8	$1,360,000
Year 9	$–

It is estimated that approximately $4 to $5 million of annual expenditures to be incurred pursuant to the Washington Group contract will be incurred in Mexican pesos. The US$/peso exchange rate used in the Washington Group contract was approximately 10.75. As of February 18, 2005, the US$/peso exchange rate was 11.09. In addition to the Washington Group contract, the Company will incur peso denominated costs for fuel, explosives, power, water, salaries and other supplies totaling approximately $7 million per year. The Company does not currently intend to enter into currency hedging arrangements for its estimated Mexican peso expenditures.

Purchase obligations also include option payments and exploration work commitments relating to the Rio Figueroa project totaling $4.5 million. In addition, $0.4 million is owed to the former owners of certain mining concessions at the El Morro project within two years of commencement of mining operations, as well as minimum annual royalty payments totaling $0.9 million that is owed to a former owner of certain mining concessions at the Cerro San Pedro project.

The reclamation obligation for the Cerro San Pedro project, based on the Company’s September 2003 feasibility study, is estimated to be $4.3 million. The Company has agreed to fund this obligation during mine operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

The Company entered into an agreement with a Mexican governmental agency to provide approximately $360,000 for reforestation of land in the area surrounding the proposed Cerro San Pedro mine that is not owned or leased by the Company. Although the timing of funding this commitment has not been finalized, it is anticipated that the $360,000 will be funded by the Company over a period of approximately twelve years.

Court to issue a new decision. In December 2004, the Agrarian Court once again issued a nullification order with respect to the lease agreement. The Company, along with the individuals who entered into the lease agreement with the Company, has appealed this latest decision. The Company continues to have surface rights access pending resolution of the appeals; however, there are no assurances that the Company’s efforts to overturn the ruling will be successful, or that the Company will be successful in its other efforts to secure surface rights access.

The Company’s exploration and project development activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company also has certain operating and other permits that require periodic renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits prior to commencing mine operations at the Project. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

Noranda is required to fund all exploration costs at the El Morro project until such time as it makes a $10 million earn-in payment to the Company, which is due no later than September 14, 2005. Once this payment is made, the Company will be required to fund its 30% share of ongoing exploration costs, if any, associated with the project. The Company does not anticipate that it will incur over $1 million in exploration costs on the El Morro project in 2005.

The Company currently estimates that 2005 expenditures on the Rio Figueroa and other exploration projects will be approximately $1.0 to $1.5 million. This estimate could materially change depending on the Company’s ability to acquire satisfactory exploration projects, progress of work programs on its projects and market conditions.

The Company has historically managed its foreign currency risk by maintaining maximum cash balances in the currency in which most of the Company’s expenditures are made, the U.S. dollar. Based on Cdn$/US$ currency trends, interest rate differentials and market conditions, management and the Company’s directors elected to maintain the Canadian dollar proceeds from the December 11, 2003 public equity offering of Cdn$80.75 million in Canadian dollars. The Cdn$/US$ exchange rate was 1.3082 on December 11, 2003, 1.2946 on December 31, 2003, 1.2048 at December 31, 2004 and 1.2279 at February 18, 2005. As of February 18, 2005, the Company holds approximately Cdn$49 million. Since the Company’s reporting currency is the U.S. dollar, foreign currency gains and losses on its Canadian dollar cash balances can result in volatile net losses and earnings.

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after January 1, 2005. This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The Company does not expect the adoption of this Guideline to have a material impact on the Company’s financial position or results of operations.

Forward-looking statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “will”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described under the heading “Risk Factors” in the Company’s latest Annual Report on Form 20-F. These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company’s properties being at the exploration or development stage; uncertainty of obtaining additional funding; effects on the Company’s operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; risks of liability for environmental damage; and risks associated with international business operations. As well, the Company is directly and indirectly involved in various lawsuits that relate to its Cerro San Pedro project in Mexico. In the event of an adverse outcome from certain of these lawsuits, the Company’s ability to complete construction and operate this mine could be impaired. The Company also has certain operating and other permits at its Cerro San Pedro project that require periodic or annual renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits during mine construction and operations at Cerro San Pedro. These permits include, but are not limited to, annual renewal of the local municipal construction and operating licenses, annual renewal of the explosives permit, annual renewal of titles to water rights and receipt of an environmental license that is issued at commencement of operations. Although the Company and its advisors believe that it is currently in compliance with all material conditions of the permits that have been issued to the Company to date, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend or cease project construction or operations in the future. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management’s Report

To the Board of Directors and Shareholders of Metallica Resources Inc.:

Management is responsible for the preparation of the information contained in this annual report and for the consistency between the consolidated financial statements and other financial operating data contained elsewhere in the report. The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and necessarily include amounts based on estimates and judgments.

Management has established and maintains a system of internal control to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that financial information is reliable and accurate. The Audit Committee of the Board of Directors, comprised of non-management directors, has reviewed the consolidated financial statements with management and the external auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

The Company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders and have conducted an audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States), and their report follows.

“Signed”

Richard J. Hall
President and Chief Executive Officer

“Signed”

Bradley J. Blacketor
Vice President, Chief Financial Officer and Secretary

February 28, 2005

Auditors’ Report

To the Shareholders of Metallica Resources Inc.:

We have audited the accompanying consolidated balance sheets of Metallica Resources Inc. and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations and deficit and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metallica Resources Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Canada.

“Signed”

PricewaterhouseCoopers LLP
Vancouver, Canada

February 4, 2005, except for Note 14, which is as February 28, 2005

Comments by Auditors for United States Readers on Canada-United States Reporting Differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company’s financial statements, such as the changes described in Note 2 to the financial statements. Our report to the shareholders dated February 4, 2005, except for Note 14, which is as of February 28, 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Metallica Resources Inc.

(A development stage company)

Consolidated balance sheets

December 31,	2004	2003

U.S. dollars

Assets
Current assets:
Cash and cash equivalents (Note 11)	$41,848,986	$66,110,056
Value-added tax receivable and other current assets	640,244	415,878

	42,489,230	66,525,934

Mineral properties and deferred expenditures (Note 3)	47,355,378	26,574,390
Property, plant and equipment (Note 4)	416,464	234,863
Other assets	32,028	18,661

Total assets	$90,293,100	$93,353,848

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$738,384	$597,771
Reclamation and closure cost obligation	—	29,796
Note payable (Note 5)	—	200,100
Acquisition debt (Note 3(a))	—	5,959,740

	738,384	6,787,407

Asset retirement obligation (Note 6)	203,818	—

Shareholders’ equity
Share capital (Note 7(b)) 82,687,043 common shares (2003: 81,763,885)	107,661,917	106,786,049
Warrants (Note 7(d))	7,373,839	7,469,578
Stock options (Note 7(c))	1,043,156	6,675
Deficit	(26,728,014)	(27,695,861)

	89,350,898	86,566,441

Total liabilities and shareholders’ equity	$90,293,100	$93,353,848

Nature of operations (Note 1)
Contingencies and commitments (Notes 3 and 10)
Subsequent event (Note 14)

Approved by the Board:

“Signed”	“Signed”

Craig J. Nelsen	Ian A. Shaw

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.

(A development stage company)

Consolidated statements of operations and deficit

For the years ended December 31,	2004	2003	2002

U.S. dollars, except share data

Interest income	$925,180	$158,087	$64,918
Income from option payments (Note 3(e))	300,000	150,000	—

	1,225,180	308,087	64,918

General and administrative expenses	1,469,246	1,252,077	920,604
Exploration expense	192,627	212,366	246,828
Reclamation and property closure costs	22,368	17,421	198,749
Stock-based compensation expense	83,466	6,675	–
Write-down of mineral properties and deferred expenditures	81,469	703,536	21,000
Interest expense (Note 3(a))	40,260	446,851	–
Foreign exchange (gain) loss, net	(2,169,257)	(609,547)	3,281

Income (loss) before income taxes	1,505,001	(1,721,292)	(1,325,544)

Income tax provision (recovery) (Note 8)	136,539	(5,745)	(5,223)

Net income (loss)	1,368,462	(1,715,547)	(1,320,321)

Deficit at beginning of year as previously reported	(27,695,861)	(25,980,314)	(24,659,993)
Stock-based compensation expense (Note 7(c))	(400,615)	–	–

Deficit at beginning of year as restated	(28,096,476)	(25,980,314)	(24,659,993)

Deficit at end of year	$(26,728,014)	$(27,695,861)	$(25,980,314)

Basic net income (loss) per share	$0.02	$(0.04)	$(0.04)

Diluted net income (loss) per share	$0.01	$(0.04)	$(0.04)

Weighted average number of common shares outstanding	82,405,035	42,865,141	31,295,063

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.

(A development stage company)

Consolidated statements of cash flows

For the years ended December 31,	2004	2003	2002

U.S. dollars

Cash flows provided from (used for) operating activities
Net income (loss)	$1,368,462	$(1,715,547)	$(1,320,321)
Non-cash items:
Depreciation and amortization	12,865	10,564	8,638
Stock-based compensation expense	83,466	6,675	–
Interest expense	40,260	442,933	–
Common share contribution to retirement plan	23,060	21,735	17,163
Reclamation and property closure costs	–	17,421	24,000
Write-down of mineral properties and deferred expenditures	81,469	703,536	21,000
Foreign exchange (gain) on foreign cash held	(2,169,257)	(609,547)	–
Changes in non-cash working capital:
Value-added tax and other current assets	(224,366)	(158,022)	34,584
Accounts payable and accrued liabilities	(21,884)	217,940	(16,159)
Reclamation and closure cost obligation	(29,796)	(137,625)	–
Other assets	(13,550)	(13,664)	1,238

	(849,271)	(1,213,601)	(1,229,857)

Cash flows (used for) investing activities
Acquisition of subsidiary, net of cash acquired	(5,000,000)	(1,921,933)	–
Mineral properties and deferred expenditures	(14,889,399)	(2,044,946)	(886,771)
Payments to acquire property, plant and equipment	(254,405)	(105,504)	(18,348)

	(20,143,804)	(4,072,383)	(905,119)

Cash flows provided from (used for) financing activities
Contributions to joint venture by joint venture partner	–	–	61,968
Common shares and units issued for cash, net of issue costs	–	70,774,607	4,054,994
Proceeds from exercise of warrants	400,230	168,454	–
Proceeds from exercise of options	362,618	222,546	26,799
Repayment of acquisition debt	(6,000,000)	(5,000,000)	–
Repayment of note payable	(200,100)	–	(50,000)
Proceeds from repayment of loan to director	–	100,000	–

	(5,437,252)	66,265,607	4,093,761

Foreign exchange gain on foreign cash held	2,169,257	609,547	–

(Decrease) increase in cash and cash equivalents	(24,261,070)	61,589,170	1,958,785
Cash and cash equivalents, beginning of year	66,110,056	4,520,886	2,562,101

Cash and cash equivalents, end of year	$41,848,986	$66,110,056	$4,520,886

Supplementary cash flow information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(A development stage company)

Notes to consolidated financial statements

U.S. dollars

1.	Nature of operations

Metallica Resources Inc. (the “Company”) is engaged in the acquisition, exploration, and development of mineral deposits principally in Mexico and South America.

The Company commenced construction of its 100%-owned Cerro San Pedro gold and silver project in Mexico in February 2004. In June 2004, construction of the mine was suspended pending resolution of various permitting and other issues involving the project as discussed in Note 3(a) and Note 10.

The Company is also advancing a copper-gold exploration project in Chile with Noranda Inc. (Note 3(b)) and is pursuing various other exploration projects in North and South America.

2.	Summary of significant accounting policies

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The significant measurement differences between these principles and those that would be applied to the Company under United States GAAP are described in Note 13.

Consolidation These consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, after elimination of intercompany balances and transactions.

•	Datawave Sciences Inc.
•	De Re Holdings Inc.
•	Desarrollos Metallica C.A.
•	MMM Exploraciones, S.A. de C.V.
•	Metallica (Barbados) Inc.

•	Metallica Management Inc.
•	Minera Metallica Limitada
•	Minera San Xavier, S.A. de C.V.
•	Raleigh Mining International Limited
•	Servicios del Plata y Oro, S.A. de C.V.

On February 12, 2003, the Company acquired Glamis Gold Ltd.’s 50% interest in Minera San Xavier, S.A. de C.V. (“MSX”), which resulted in the Company owning a 100% interest. Prior to February 12, 2003, the Company’s 50% joint venture investment in MSX is included in these consolidated financial statements using the proportionate consolidation method. Subsequent to February 12, 2003, MSX is reflected as a wholly owned subsidiary.

Use of estimates
The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amount of expenses during the reporting period. Significant estimates that involve highly subjective assumptions by management include the Company’s estimated reclamation obligation for its Cerro San Pedro project in Mexico, its estimation of stock-based compensation, and its assessment of its mineral property values. Actual results could differ from those reported.

Foreign currency translation
The Company considers the U.S. dollar to be the functional currency of all of its operations. The Company’s subsidiaries are integrated foreign subsidiaries and, accordingly, foreign currency amounts are translated into U.S. dollars using the temporal method. Monetary balances are translated at the rate of exchange at the balance sheet date, nonmonetary balances at historic exchange rates and other revenue and expense items at average exchange rates. Foreign currency gains and losses are included in earnings for the period.

Cash and cash equivalents Cash and cash equivalents include cash in demand deposits and short-term money market investments that, on acquisition, have a term to maturity of three months or less.

Mineral properties and deferred expenditures
The costs of acquiring mineral property interests, and related exploration and development costs, are capitalized until commercial production is established, the property is disposed of through sale or otherwise, or the current amount is impaired. Expenditures related to grass-roots exploration are expensed as incurred. If a project is put into commercial production, capitalized costs would be depleted on the unit-of-production basis.

Proceeds received from the partial sale or sale of any interest in a property are credited against the carrying cost of such property until the payments are in excess of the costs incurred, at which time they are then credited to income.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing, future profitable production, or proceeds from the disposition of the properties.

Management of the Company regularly reviews the carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves and value beyond proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered.

Management’s estimates of mineral prices, recoverable proven and probable reserves and value beyond proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Depreciation and amortization
Property, plant and equipment assets are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets. The following rates are being used:

Equipment	3 to 17 years
Vehicles	4 years
Buildings and leasehold improvements	3 to 20 years
Furniture	3 to 10 years

Asset retirement obligations
On January 1, 2004, the Company adopted the new accounting standard for asset retirement obligations, Canadian Institute of Chartered Accountants (“CICA”) Section 3110. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The adoption of this standard did not have any impact on the Company’s financial position or results of operations in 2003 as the Company did not commence construction at its Cerro San Pedro project until February 2004.

Financial instruments
At December 31, 2004, the carrying values of cash and cash equivalents, value-added tax and other current assets, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments.

Income taxes
The Company uses the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.

Stock-based compensation plan
The Company’s stock-based compensation plan is described in Note 7. Effective January 1, 2004, the Company retroactively adopted the revised CICA Section 3870, “Stock-based Compensation and Other Stock-based Payments”, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation expense on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price on the date of grants. Any consideration paid upon the exercise of stock options, in addition to the fair value attributable to stock options granted after January 1, 2002, is credited to share capital. The fair value attributable to stock options that expire unexercised is credited to contributed surplus. The fair value attributable to stock options that are forfeited is credited to earnings.

The Company has applied these provisions retroactively, without restatement of prior years, resulting in a cumulative increase to the deficit of $400,615 and a corresponding increase to stock options on January 1, 2004 with respect to options granted in 2002 and 2003.

Per share amounts
Basic per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds from the exercise of options and warrants would be used to purchase common shares at the average market price during the year. The weighted average number of common shares outstanding is adjusted for the increase in the number of common shares issued upon exercise of the options and warrants. Stock options and warrants are included in the calculation of diluted per share amounts only to the extent that the average market price of the common shares during the year exceeds the exercise price of the options or warrants. During years when the Company has generated a loss, the potential shares to be issued from the assumed exercise of options and warrants are not included in the computation of diluted per share amounts since the result would be anti-dilutive.

3.	Mineral properties and deferred expenditures

Mineral property costs and deferred expenditures are summarized as follows:

	Mineral
	property	Deferred
December 31, 2004	costs	expenditures	Total

Cerro San Pedro, Mexico (a):
Balance at January 1, 2004	$16,115,223	$9,353,297	$25,468,520
Acquisition of subsidiary	5,000,000	–	5,000,000
Additions	2,754,364	11,992,341	14,746,705

Balance at December 31, 2004	23,869,587	21,345,638	45,215,225

El Morro, Chile (b):
Balance at January 1, 2004	90,000	949,589	1,039,589
Acquisition of royalty	600,000	–	600,000

Balance at December 31, 2004	690,000	949,589	1,639,589

Rio Figueroa, Chile (c):
Balance at January 1, 2004	–	–	–
Additions	115,856	375,182	491,038

Balance at December 31, 2004	115,856	375,182	491,038

Other projects, Chile (d):
Balance at January 1, 2004	15,570	50,711	66,281
Additions	8,971	15,743	24,714
Write-offs	(16,498)	(64,971)	(81,469)

Balance at December 31, 2004	8,043	1,483	9,526

	$24,683,486	$22,671,892	$47,355,378

	Mineral
	property	Deferred
December 31, 2003	costs	expenditures	Total

Cerro San Pedro, Mexico (a):
Balance at January 1, 2003	$3,609,686	$7,374,956	$10,984,642
Acquisition of subsidiary	12,461,971	–	12,461,971
Additions	43,566	1,978,341	2,021,907

Balance at December 31, 2003	16,115,223	9,353,297	25,468,520

El Morro, Chile (b):
Balance at January 1, 2003	90,000	946,004	1,036,004
Additions	–	3,585	3,585

Balance at December 31, 2003	90,000	949,589	1,039,589

MIMK and other projects, Chile (d):
Balance at January 1, 2003	9,762	556,785	566,547
Additions	12,095	191,175	203,270
Write-offs	(6,287)	(697,249)	(703,536)

Balance at December 31, 2003	15,570	50,711	66,281

	$16,220,793	$10,353,597	$26,574,390

a)	Mexico – Cerro San Pedro project
The Cerro San Pedro gold and silver project (the “Project”) is located in the State of San Luis Potosí, Mexico and is owned by MSX. The feasibility study for the Project is based on an open-pit mining operation with heap-leach processing of ores.

On February 12, 2003, the Company acquired Glamis Gold Ltd.’s (“Glamis”) 50% equity interest in MSX for $18 million, less 50% of MSX’s working capital deficit at closing of $58,328. As a result of the purchase, the Company owns 100% of the issued and outstanding shares of MSX. The purchase price was paid as follows:

i)	$2 million paid at closing.
ii)	50% of MSX’s working capital deficit at closing of $58,328, paid to the Company subsequent to closing.
iii)	$5 million paid on August 12, 2003.
iv)	$6 million paid on February 10, 2004.
v)	$5 million paid on March 24, 2004.

The $5 million payment that was made on March 24, 2004 was initially due and payable upon commencement of commercial production ($2.5 million) and one year from commencement of commercial production ($2.5 million). At December 31, 2003, these amounts represented contingent consideration and were therefore not recognized as acquisition costs.

The purchase agreement also provided for Glamis to retain a sliding scale net returns royalty on the gross proceeds, less expenses, of all ores, metals and mineral concentrates mined at the Project when gold prices equal or exceed $325 per ounce.

The acquisition of Glamis’ 50% equity interest in MSX was a business combination accounted for as a purchase transaction. As of December 31, 2003, the fair value of the consideration of $13 million ($18 million less $5 million of contingent payments) less 50% of MSX’s working capital deficit of $58,328, has been allocated to the fair value of the net assets acquired as follows:

Fair value of net assets acquired:

Cash	$19,739
Other current assets	72,376
Property, plant and equipment	75,708
Mineral properties	12,461,971

12,629,794
Less: Current liabilities and other	(71,265)
Note payable	(100,050)

$12,458,479

Consideration:
Cash at closing, less working capital deficit	$1,941,672
Present value of future cash payments, discounted at 6%	10,516,807

$12,458,479

Initial acquisition debt of $10.5 million represented the estimated present value of future cash payments of $11.0 million, discounted at 6%. Interest accretion for the years ended December 31, 2004 and 2003 was $40,260 and $442,933, respectively. The acquisition debt was paid off in February 2004.

On March 24, 2004, the Company acquired the sliding scale net returns royalty that Glamis had retained as part of the sale of its 50% equity interest in the Project to the Company in February 2003, and prepaid the remaining $5 million of contingent consideration owed to Glamis, for $7.25 million. The $7.25 million payment has been allocated to mineral properties.

On December 30, 2003, the Company awarded a contract to Washington Group International (“Washington Group”) to provide MSX with contract mining and related construction services over the pre-production period and estimated mine life totaling approximately ten years. The contract has an estimated gross value, exclusive of fuel costs, of approximately $105 million. The contract also provides that MSX, and in certain circumstances Washington Group, may terminate the contract at any time prior to the end of the ten-year term, but MSX is required to pay early termination fees and demobilization costs to Washington Group as follows:

Termination period	Demobilization and termination fees

Pre-production	$11,560,000
Year 1	$10,160,000
Year 2	$7,460,000
Year 3	$4,760,000
Year 4	$2,960,000
Year 5	$2,360,000
Year 6	$2,060,000
Year 7	$1,660,000
Year 8	$1,360,000
Year 9	–

Project construction was suspended in June 2004 pending resolution of various permitting and other issues (Note 10). The Company has entered into a Standby Agreement, and extensions thereto, with Washington Group in order to maintain the construction equipment at the project site. The current agreement provides for the Company to make monthly payments to Washington Group of $110,910 through the end of February 2005.

The Project is subject to a 1.95% royalty on the gross value of metals and minerals contained in production in all mineral concessions presently owned or optioned by MSX. In addition, MSX has entered into an agreement with a former owner of certain mining concessions that provides for the greater of a 2.5% net smelter returns (“NSR”) royalty on any production that occurs on the properties or $50,000 per year beginning April 2003, subject to a maximum of $1.0 million. MSX has made minimum royalty payments totaling $100,000 under the agreement.

Prior to the Company’s acquisition of Glamis’ interest in MSX on February 12, 2003, the Company accounted for its investment in MSX using the proportionate consolidation method. Under this method, the Company’s 50% share of MSX’s assets, liabilities and cash flows was combined with the financial results of the Company and its subsidiaries. The Company’s 50% share of the cash flows of MSX for the year ended December 31, 2002 was as follows:

Year ended December 31, 2002

Cash inflow (outflow) from:
Operating activities	$131,546
Investing activities	(382,896)
Financing activities	11,968

Decrease in cash	$(239,382)

b)	Chile – El Morro project
The Company’s activities in Chile are concentrated on gold and copper exploration targets. The El Morro copper-gold project consists of the La Fortuna and El Morro areas. The Company’s 100% interest in the El Morro area, which is approximately four kilometers from the La Fortuna area, was acquired by staking in 1998.

In July 2003, the Company exercised an option agreement to acquire a 100% interest in the La Fortuna mining concessions owned by BHP Billiton (“BHP”) upon making cumulative payments to BHP totaling $1.7 million. The option agreement provided that BHP would retain a 2% NSR royalty on any production from the mining concessions it sold to the Company. In December 2004, the Company and Noranda Chile Ltda. (“Noranda”) agreed to acquire the 2% BHP NSR royalty for $2.0 million. Metallica acquired a 30% interest in the royalty for $0.6 million, while Noranda acquired a 70% interest in the royalty for $1.4 million. The allocation of the purchase price was made by Metallica and Noranda in accordance with the terms of the exploration agreement discussed below.

In 2001, the Company exercised an option to acquire a 100% interest in other La Fortuna mining concessions owned by S.L.M. Cantarito and S.L.M. Tronquito (collectively “Martin”) upon making cumulative payments to Martin totaling $1.5 million. Martin retained a 2% NSR royalty on the concessions it sold to the Company.

In 2002, Noranda exercised an option to acquire a 100% interest in the La Fortuna mining concessions, referred to as Santa Julia, pursuant to the exploration agreement discussed below. The Company is also required to make additional payments totaling $400,000 to the former owners of the Santa Julia concessions within two years of commencement of mining on the Santa Julia concessions.

The Company entered into an exploration agreement with Noranda for the El Morro project in September 1999. In February 2000, the exploration agreement was amended and provides for Noranda to earn up to a 70% interest in the project by making aggregate exploration and property acquisition expenditures of $10.0 million over a five-year period beginning September 1999, and a payment to the Company of $10.0 million by September 14, 2005. Noranda has advised the Company that as of December 31, 2004, it had incurred approximately $12 million of exploration and property acquisition expenditures on the El Morro project. Noranda is required to fund all exploration activities at the El Morro project until it either makes the $10.0 million payment to the Company that is due on or before September 14, 2005, or forfeits its interest in the project.

As of December 31, 2004, the Company had incurred mineral property costs and deferred expenditures totaling $1,639,589 on the El Morro project.

c)	Chile – Rio Figueroa project
In September 2004, the Company entered into an option agreement with Sociedad Contractual Minera Los Potrillos (“Potrillos”) to acquire a 100% interest in a copper-gold exploration project referred to as the Rio Figueroa project. The agreement provides for the Company to make annual option payments over a five-year period beginning September 2004 totaling $3.5 million, and to incur annual exploration expenditures over a three-year period beginning September 2004 totaling $1.5 million, in order to exercise the option. At December 31, 2004, the Company had made the initial option payment of $100,000 and had incurred additional exploration and mineral property costs totaling $391,038 on the Rio Figueroa project.

d)	Chile – MIMK and other projects
The MIMK project was established in 2000 to identify copper-gold projects in close proximity and similar to the El Morro project. The MIMK project was terminated in 2004. For the year ended December 31, 2003, various MIMK properties, with carrying values totaling $703,536, were abandoned and written off. For the year ended December 31, 2004, the remaining MIMK properties were abandoned resulting in a write-off of $81,469.

The other projects, also in Chile, are early stage copper-gold exploration projects and reflect deferred expenditures and property acquisition costs totaling $9,526 as of December 31, 2004.

e)	Brazil – Mara Rosa project
At December 31, 2001, the Company elected not to proceed with further exploration on the Mara Rosa gold project and wrote off its investment in the project. In November 2003, the Company entered into an option agreement to sell its 100% interest in the Mara Rosa gold project for $450,000. The Company received $150,000 pursuant to the agreement in 2003 with the remaining $300,000 being received in 2004. These amounts have been recognized as income from option payments in the year in which the payments were received.

4.	Property, plant and equipment

Property, plant and equipment consist of the following at December 31, 2004 and 2003:

		Accumulated
		depreciation	Net book
	Cost	and amortization	value
	2004	2004	2004

Equipment	$310,579	$126,821	$183,758
Vehicles	119,996	73,087	46,909
Building and leasehold improvements	196,057	27,850	168,207
Furniture	43,690	26,100	17,590

Total	$670,322	$253,858	$416,464

		Accumulated
		depreciation	Net book
	Cost	and amortization	value
	2003	2003	2003

Equipment	$161,395	$82,175	$79,220
Vehicles	107,377	67,814	39,563
Building and leasehold improvements	123,067	19,991	103,076
Furniture	36,755	23,751	13,004

Total	$428,594	$193,731	$234,863

5.	Note payable

The note payable at December 31, 2003 was collateralized by mineral properties held by MSX (Note 3(a)) and consists of the following:

2003

MSX debt, interest at 1% per month effective March 1, 2002, payable monthly	$200,100
Less current portion	200,100

Long-term debt	$–

The current portion of the note payable was paid in January 2004.

6.	Asset retirement obligations

The Company commenced construction of its Project in Mexico in February 2004. Construction was suspended in June 2004 pending resolution of various permitting and other issues involving the Project. The Company’s environmental permit requires that it reclaim any land that it disturbs during mine construction and mine operations. The Company has estimated the present value of its future reclamation obligation to be $203,818 at December 31, 2004, of which $11,463 represents capitalized interest accretion. The present value of the future reclamation obligation assumes a credit-adjusted risk-free rate of 9% and commencement of reclamation activities in 2015. The total reclamation obligation for the Project, per the Company’s September 2003 feasibility study, is approximately $4.3 million. The Company has agreed to fund this obligation during mine operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

7.	Share capital

a)	Authorized Unlimited number of common and preferred shares without par value.

b)	Common shares issued and outstanding

Year ended December 31,	2004		2003		2002
	Shares	Amount	Shares	Amount	Shares	Amount

Outstanding, beginning of year	81,763,885	$106,786,049	32,449,167	$43,068,285	28,472,978	$38,964,222
Shares issued in public offering (Note 7(d))	–	–	38,700,000	55,416,199	–	–
Shares issued in private placement (Note 7(d))	–	–	10,100,000	7,847,925	3,900,000	4,054,994
Exercise of warrants (Note 7(d))	354,500	400,229	151,500	168,454	–	–
Fair value of warrants exercised (Note 7(d))	–	95,739	–	40,905	–	–
Exercise of stock options (Note 7(c))	555,000	362,619	344,333	222,546	50,000	26,799
Shares issued for retirement plan (Note 9)	13,658	17,281	18,885	21,735	26,189	22,270

Outstanding, end of year	82,687,043	$107,661,917	81,763,885	$106,786,049	32,449,167	$43,068,285

On March 19, 1999, the Company adopted a Shareholder Rights Plan whereby each shareholder of record was effectively issued one right for each common share held. In the event that a bidder acquires 20% or more of the outstanding voting shares of the Company, other than by a permitted bid or with the approval of the Board of Directors of the Company, the rights would become exercisable to purchase common shares of the Company at a 50% discount to the then current market price. In June 2002, the shareholders ratified the continued existence of the Shareholder Rights Plan to March 19, 2005.

c)	Options
The Company’s stock-based compensation plan provides that the exercise price per share is equal to the closing market price the day prior to granting as quoted on the Toronto Stock Exchange. Each option allows for the purchase of one share and expires not later than ten years from the date it was granted. Options generally vest over a period of up to two years from the date of grant. The stock option plan was amended to provide for a maximum of 5.0 million common shares that may be issued after April 29, 2003. As of December 31, 2004, 899,333 common shares had been issued pursuant to the plan subsequent to April 29, 2003.

Effective January 1, 2004, the Company adopted revised CICA Section 3870, “Stock-based Compensation and Other Stock-based Payments”, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation expense on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price on the date of grants. Under the new requirement, stock-based compensation expense would have been increased by $339,367 and $61,248 for the years ended December 31, 2003 and 2002, respectively. The Company elected to adopt this new requirement retroactively without restatement of prior years. This has resulted in a cumulative increase of $400,615 to the deficit and to stock options at January 1, 2004. The pro forma effect on loss for the year, and basic and diluted loss per share, for the years ended December 31, 2003 and 2002, had the Company followed the fair value method of accounting for stock-based compensation for options granted after January 1, 2002, is as follows:

Year ended December 31,	2003	2002

Loss for the year	$1,715,547	$1,320,321
Compensation expense	339,367	61,248

Pro forma loss for the year	$2,054,914	$1,381,569

Basic and diluted loss per share:
As reported	$(0.04)	$(0.04)

Pro forma	$(0.05)	$(0.04)

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2004	2003	2002

Risk free interest rate (Canada)	3.3% to 3.5%	3.6% to 4.4%	4.5%
Expected dividend yield	0.0%	0.0%	0.0%
Expected price volatility of the Company’s common shares	70% to 71%	75% to 87%	110%
Expected life of option	5 years	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s common shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

The following is a summary of options granted under the Company’s stock-based compensation plan:

				Weighted average exercise price
	Stock options			(Canadian dollars)
Year ended December 31,	2004	2003	2002	2004	2003	2002

Outstanding, beginning of year	2,800,250	2,107,083	2,244,583	$1.02	$0.99	$1.10
Granted	400,000	1,112,500	87,500	2.39	1.35	1.39
Exercised	(555,000)	(344,333)	(50,000)	0.86	0.88	0.85
Forfeited	(109,750)	–	—	1.48	–	–
Expired	–	(75,000)	(175,000)	–	2.24	2.55

Outstanding, end of year	2,535,500	2,800,250	2,107,083	$1.36	$1.12	$0.99

Exercisable, end of year	1,914,666	1,957,750	1,778,333	$1.22	$1.02	$1.01

The aggregate fair value of options granted in 2004, 2003 and 2002 was $435,624, $714,447 and $61,248, respectively.

The following table summarizes certain information about stock options outstanding at December 31, 2004:

Range of		Weighted average	Weighted average
exercise prices	Number	remaining	exercise price
(Canadian dollars)	outstanding	contractual life	(Canadian dollars)

$0.45	93,000	0.4 years	$0.45
$0.83 to $0.85	807,500	1.2 years	0.83
$1.20 to $1.39	1,140,000	3.1 years	1.33
$2.11 to $2.44	420,000	4.0 years	2.37
$2.87	75,000	0.7 years	2.87

$0.45 to $2.87	2,535,500	2.4 years	$1.36

d)	Warrants

Year ended December 31,	2004		2003		2002
	Warrants	Amount	Warrants	Amount	Warrants	Amount

Outstanding, beginning of year	24,753,500	$7,469,578	1,950,000	$–	1,950,000	$–
Warrants issued in public offering	–	–	19,350,000	5,889,285	–	–
Warrants issued in private placement	–	–	5,555,000	1,621,198	–	–
Exercise of warrants	(354,500)	(95,739)	(151,500)	(40,905)	–	–
Expiration of warrants	–	–	(1,950,000)	–	–	–

Outstanding, end of year	24,399,000	$7,373,839	24,753,500	$7,469,578	1,950,000	$–

As of December 31, 2004, the outstanding warrants to purchase 24,399,000 common shares had the following expiration dates and exercise prices:

		Outstanding
	Exercise price	at December
Expiration date	(Canadian dollars)	31, 2004

March 11, 2005	$2.00	5,049,000
December 11, 2008	$3.10	19,350,000

		24,399,000

On April 16, 2002, the Company sold 3.9 million units pursuant to a private placement at a price of Cdn$1.80 per share for gross proceeds of Cdn$7.0 million (US$4.1 million, net of share issuance costs). Each unit included one-half of one common share purchase warrant. Each whole common share purchase warrant was exercisable at a price of Cdn$2.00 per share for a period of one year. The warrants expired unexercised on April 16, 2003.

On March 11, 2003, the Company closed a private placement for 10.1 million units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$15.2 million (US$9.5 million, net of share issuance costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$2.00 for a period of two years to March 11, 2005. Warrants to purchase 1,000 shares were exercised in 2004. The Company also granted the underwriters 505,000 compensation warrants. Each compensation warrant is exercisable at a price of Cdn$1.50 per share for a period of one year to March 11, 2004. Compensation warrants totaling 151,500 were exercised in 2003, and the remaining 353,500 compensation warrants were exercised in 2004.

On December 11, 2003, the Company issued 38.7 million units in a public offering at a price of Cdn$2.20 per unit for gross proceeds of Cdn$85.1 million (US$61.3 million, net of share issuance costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 for a period of five years to December 11, 2008.

8.	Income taxes

The difference between the amount of reported consolidated income tax provision and the amount computed by multiplying the loss before income taxes by the Company’s combined applicable Canadian federal and provincial tax rate of 36.12% (36.62% in 2003 and 38.62% in 2002) is reconciled as follows:

Year ended December 31,	2004	2003	2002

Income tax provision (benefit) computed using the applicable tax rate	$534,564	$(630,337)	$(511,925)
Expenses not deductible for tax purposes	105,583	419,837	8,110
Tax deductions not expensed	(600,387)	–	–
Net foreign earnings taxed at more (less) than applicable rate	14,229	58,210	108,603
Unrealized foreign exchange gain	(783,536)	(223,130)	–
Foreign withholding tax on interest income	85,585	–	–
Benefit of current tax loss not recognized	780,500	369,675	389,989

Income tax provision (benefit)	$136,539	$(5,745)	$(5,223)

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at December 31, 2004 and 2003 are as follows:

	2004	2003

Future income tax assets:
Canada:
Net operating loss carryforwards	$3,651,000	$3,177,000
Deferred financing costs	1,169,000	1,704,000
Other	200,000	–
Mexico:
Net operating loss carryforwards	10,789,000	9,909,000
Other	126,000	–
Other countries:
Net operating loss carryforwards	220,000	389,000
Other	10,000	30,000

Total future income tax assets	16,165,000	15,209,000
Less valuation allowance	(9,212,000)	(9,321,000)

Future income tax assets, net of valuation allowance	6,953,000	5,888,000
Future income tax liabilities:
Mexico:
Mineral properties and deferred exploration expenditures	6,948,000	5,847,000
Other	5,000	41,000

Total future income tax liabilities	6,953,000	5,888,000

Net future income tax assets	$–	$–

At December 31, 2004, the Company and its subsidiaries have available Canadian tax loss carryforwards of approximately $10.1 million that expire between the years 2005 and 2014; Mexican tax loss carryforwards of approximately $38.5 million that expire between the years 2005 and 2014; Chilean tax loss carryforwards of approximately $2.0 million that can be carried forward indefinitely; Barbados tax loss carryforwards of approximately $2.0 million that expire between the years 2006 and 2013; and United States tax loss carryforwards of approximately $0.5 million that expire in 2018 and 2019.

9.	Pension plan

The Company has a qualified defined contribution savings plan that covers all U.S. employees. Subject to certain employee eligibility requirements and statutory limitations on employee elective deferrals, the Company matches 50% of the employee’s elective deferral up to a maximum matching contribution of 5% of the employee’s compensation, as defined under the plan. The employee has the option of receiving the matching contribution in common shares of the Company or in cash. Employees vest 100% in the employer matching contribution after three years of service. The Company’s matching contributions were $25,627, $26,773, and $18,038 for the years ended December 31, 2004, 2003 and 2002, respectively.

10.	Contingencies and commitments

a)	The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company also has certain operating and other permits at its Cerro San Pedro project that require periodic renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits prior to commencing mine operations at the Project. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

b)	In August 2004, the Company received notification that a Mexican Federal Court rendered a judgment in favor of a group opposing the Project who are seeking nullification of the Company’s Manifestacion de Impacto Ambiental (“MIA”). The MIA is the Mexican equivalent of an Environmental Impact Statement in the United States. The legal action brought by the contesting group claimed that the federal agency that granted the MIA violated various environmental and other laws. The federal agency that issued the environmental permit to the Company has appealed the decision. Although the permit is presently valid pending resolution of the appeal, there are no assurances that the federal agency’s or the Company’s efforts to overturn the ruling will be successful. In the event that these efforts are unsuccessful, the Company can appeal the decision, attempt to re-permit the project, or pursue other options that may be available.

c)	In April 2004, an Agrarian Court in San Luis Potosí, Mexico, rendered a judgment in favor of a group opposing the Project and nullified the Company’s lease agreement for surface rights at the Project. The Company appealed the Agrarian Court decision and in November 2004, a Federal Court ruled that the group opposing the Project did not have the legal right to contest the lease and ordered the Agrarian Court to issue a new decision. In December 2004, the Agrarian Court once again issued a nullification order with respect to the lease agreement. The Company, along with the individuals who entered into the lease agreement with the Company, have appealed this latest decision. The Company continues to have surface rights access pending resolution of the appeals; however, there are no assurances that the Company’s efforts to overturn the ruling will be successful, or that the Company will be successful in its other efforts to secure surface rights access.

d)	The Company leases certain surface rights, facilities and equipment under long-term operating lease agreements. As of December 31, 2004, lease commitments for the next five years and thereafter are as follows:

2005	$80,023
2006	$78,148
2007	$52,294
2008	$47,123
2009	$47,123
Thereafter	$141,369

e)	In September 2003, the Company entered into an agreement with a Mexican governmental agency to provide approximately $360,000 for reforestation of land in the area surrounding the proposed Cerro San Pedro mine that is not owned or leased by the Company. Although the timing of funding of this commitment has not been finalized, it is anticipated that the $360,000 will be funded by the Company over a period of approximately twelve years.

f)	Other commitments are discussed in Note 3(a).

11.	Supplementary cash flow information

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts at December 31, as follows:

	2004	2003	2002

Cash on hand and balances with bank	$639,841	$642,637	$120,886
Short-term investments	41,209,145	65,467,419	4,400,000

	$41,848,986	$66,110,056	$4,520,886

The Company paid interest and income taxes for the three years ended December 31, as follows:

	2004	2003	2002

Income taxes	$171,591	$–	$13,000
Interest	$–	$25,929	$10,005

Other than the Company’s acquisition of 50% of MSX as described in Note 3(a), the Company incurred non-cash investing and financing activities for the three years ended December 31, as follows:

	2004	2003	2002

Non-cash investing activities:
Stock-based compensation expense allocated to deferred expenditures	$552,400	$–	$–

12.	Segment information

The Company’s operations are limited to a single industry segment being the exploration and development of mineral properties for economically recoverable reserves. Segment assets by geographic location are as follows:

December 31, 2004	Mexico	Chile	United States	Total

Mineral properties and deferred expenditures	$45,215,225	$2,140,153	$–	$47,355,378
Property, plant and equipment, net	398,473	–	17,991	416,464

	$45,613,698	$2,140,153	$17,991	$47,771,842

December 31, 2003	Mexico	Chile	United States	Total

Mineral properties and deferred expenditures	$25,468,520	$1,105,870	$–	$26,574,390
Property, plant and equipment, net	219,801	–	15,062	234,863

	$25,688,321	$1,105,870	$15,062	$26,809,253

13.	Reconciliation to United States Generally Accepted Accounting Principles (“GAAP”)

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. Significant measurement differences that materially affect these consolidated financial statements are as follows:

•	As described in Note 2, Canadian GAAP allows for the deferral of exploration expenditures. Under United States GAAP, the Company expenses, as incurred, costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, then subsequent development costs of the property would be capitalized. The capitalized cost is then assessed periodically for recoverability of carrying values under Statement of Financial Accounting Standard (“SFAS”) 144.

•	Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under United States GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to United States GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders’ equity. Details of the Company’s share of the cash flows of the MSX joint venture for the year ended December 31, 2002 are set out in Note 3(a). MSX became a wholly owned subsidiary of the Company on February 12, 2003.

•	For United States GAAP purposes, the Company will adopt SFAS 123, “Accounting for Stock-based Compensation” effective January 1, 2005. SFAS 123 requires the use of the fair value method of accounting for stock-based compensation. This standard is consistent with the revised provisions of CICA Section 3870, which was adopted by the Company for Canadian GAAP effective January 1, 2004 (Note 7(c)). For United States GAAP, the Company has not yet determined which acceptable method of adoption of SFAS 148, which amends SFAS 123, that it will apply.

Had the Company followed United States GAAP, certain items in the statements of operations and deficit and balance sheets would have been reported as follows:

Statements of operations and deficit

Year ended December 31,	2004	2003	2002

Net income (loss) under Canadian GAAP	$1,368,462	$(1,715,547)	$(1,320,321)
Exploration expenditures expensed	(570,327)	(206,855)	(600,831)
Net effect of write-down of mineral properties and deferred expenditures	81,469	703,536	13,300
Stock based compensation expense	74,834	–	–

Net income (loss) under U.S. GAAP	$954,438	$(1,218,866)	$(1,907,852)

Basic net income (loss) per share under U.S. GAAP	$0.01	$(0.03)	$(0.06)

Diluted net income (loss) per share under U.S. GAAP	$0.01	$(0.03)	$(0.06)

Balance sheets

At December 31,	2004		2003
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Mineral properties and deferred expenditures	$47,355,378	$37,768,037	$26,574,390	$18,028,307

Shareholders’ equity	$89,350,898	$79,763,557	$86,566,441	$78,020,358

Statements of cash flows

Year ended December 31,	2004	2003	2002

Cash flows used in operating activities, Canadian GAAP	$(849,271)	$(1,213,601)	$(1,229,857)
Mineral properties and deferred expenditures	(570,327)	(206,855)	(499,153)

Cash flows used in operating activities, U.S. GAAP	$(1,419,598)	$(1,420,456)	$(1,729,010)

Cash flows used in investing activities, Canadian GAAP	$(20,143,804)	$(4,072,383)	$(905,119)
Mineral properties and deferred expenditures	570,327	206,855	499,153

Cash flows used in investing activities, U.S. GAAP	$(19,573,477)	$(3,865,528)	$(405,966)

Recent accounting pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities”, and an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). FIN 46 establishes accounting guidance for consolidation of variable interest entities by the primary beneficiary. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. In December 2003, the FASB issued interpretation No. 46R (“FIN 46R”) which supersedes FIN 46. FIN 46R is effective for all Variable Interest Entities (“VIE’s”) created after February 1, 2003 at the end of the first interim or annual reporting period ending after December 15, 2003. FIN 46R is applicable to all VIE’s created prior to February 1, 2003 by public entities at the end of the first interim or annual reporting period ending after March 15, 2004.

In December 2004, the FASB issued SFAS 153, “Exchanges of Non-Monetary Assets”, an amendment of Accounting Principles Board (“APB”) 29. This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

In December 2004, the FASB issued SFAS 123R, “Accounting for Stock-based Compensation”. This statement supersedes APB 25 and eliminates the option to use the intrinsic value method for valuing stock-based compensation.

The Emerging Issues Task Force (“EITF”) formed a committee (“Committee”) to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, “Business Combinations” (“SFAS No. 141 ”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No.142”) to business combinations within the mining industry, accounting for goodwill and other intangibles and the capitalization of costs after the commencement of production, including deferred stripping. The issues discussed also included whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets.

The EITF reached a consensus, subject to ratification by the FASB, that mineral interests conveyed by leases should be considered tangible assets. The EITF also reached a consensus, subject to ratification by the FASB, on other mining related issues involving impairment and business combinations.

The FASB ratified the consensus of the EITF on other mining related issues involving impairment and business combinations. The FASB also ratified the consensus of the EITF that mineral interests conveyed by leases should be considered tangible assets subject to the finalization of a FASB Staff Position (“FSP”) in this regard. These issues did not have an impact on the Company’s financial statements since it did not change its accounting.

The FASB also issued a FSP amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. This FSP did not have an impact on the Company’s financial statements.

The CICA issued Accounting Guideline AcG-15, “Consolidation of Variable Interest Entities”, to provide guidance for applying the principles in CICA Section 1590, “Subsidiaries”, to certain entities. Although the CICA is contemplating amendments to the guideline, it is expected to be effective for the Company’s 2005 fiscal year. The FASB amended Interpretation No. 46, “Consolidation of Variable Interest Entities”. FIN 46R requires that VIE’s be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities and/or is entitled to receive a majority of the VIE’s residual returns. The Company does not expect the adoption of these guidelines to have a material impact on its financial statements.

14.	Subsequent event

The Company and Washington Group agreed in principle to extend the Standby Agreement that expired on February 28, 2005 to May 31, 2005 in order to retain Washington Group’s construction equipment at the Cerro San Pedro project site. The extension agreement requires the Company to make monthly payments to Washington Group of $138,000.

Corporate Information

Officers

Richard J. Hall
President & Chief Executive Officer

Bradley J. Blacketor
Vice President, Chief Financial Officer
& Secretary

Directors

Craig J. Nelsen
Chairman, Metallica Resources Inc., Executive
Vice President – Exploration, Gold Fields Ltd.

Richard J. Hall
President & Chief Executive Officer
Metallica Resources Inc.

Fred H. Lightner
Former Senior Vice President & Chief
Operating Officer – Metallica Resources Inc.

Oliver Lennox-King
Chairman, Fronteer Development Group Inc.

J. Alan Spence
President, Spence Resource Management Inc.

Ian A. Shaw
Managing Director, Shaw & Associates

OFFICES

United States office

Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112
Tel: (303) 796-0229
Toll free: 1-888-933-0313 (Canada & USA)
Fax: (303) 796-0265
E-mail: metallica@metal-res.com

Canada office

Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5
Toll free: 1-888-933-0313 (Canada & USA)
E-mail: metallica@metal-res.com
Website: www.metal-res.com

Mexico office

Minera San Xavier, S.A. de C.V.
Camino Cerro de San Pedro a
San Luis Potosí
KM 3+870 No. 200 CP 78440
Tel: (444) 814-6151
Fax: (444) 814-6152

Chile office

Minera Metallica Ltda.
c/o Lithotech
Ramon Angel Jara 725, La Serena
Tel: (56-51) 229-606
Fax: (56-51) 229-606

Auditors
PricewaterhouseCoopers LLP, Vancouver

Legal counsel

Canada – Beach Hepburn LLP

United States – Perkins Smith &
                            Cohen LLP
Mexico – Miranda, Estavillo,
                 Staines y Pizarro
                 Suárez, S.C.
                 DCTA Abogados

Chile – Grasty Quintana Majlis & Cia

Share listings

The Toronto Stock Exchange
Common share symbol: MR
Warrant symbol: MR.WT

The American Stock Exchange
Common share symbol: MRB

Shareholder inquiries

Shareholders may obtain information about their shares, lost certificates and other matters from the Company’s transfer agent:

Equity Transfer Services Inc.
Shareholder Services,
120 Adelaide Street W.,
Suite 420,Toronto, Ontario M5H 4C3
Tel: (416) 361-0152
Fax: (416) 361-0470

Annual reports

Shareholders may obtain, without charge, a copy of Metallica Resources’ annual report or a copy of Form 20-F, as filed with the Ontario Securities Commission and the United States Securities and Exchange Commission, by contacting the Company.

Forward-looking statements
 This document contains statements, which, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “will”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described under the heading “Risk Factors” in the Company’s latest Annual Report on Form 20-F. These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company’s properties being at the exploration or development stage; uncertainty of obtaining additional funding; effects on the Company’s operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; risks of liability for environmental damage; and risks associated with international business operations. As well, the Company is directly and indirectly involved in various lawsuits that relate to its Cerro San Pedro project in Mexico. In the event of an adverse outcome from certain of these lawsuits, the Company’s ability to complete construction and operate this mine could be impaired. The Company also has certain operating and other permits at its Cerro San Pedro project that require periodic or annual renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits during mine construction and operations at Cerro San Pedro. These permits include, but are not limited to, annual renewal of the local municipal construction and operating licenses, annual renewal of the explosives permit, annual renewal of titles to water rights and receipt of an environmental license that is issued at commencement of operations. Although the Company and its advisors believe that it is currently in compliance with all material conditions of the permits that have been issued to the Company to date, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend or cease project construction or operations in the future. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward- looking statements, whether as a result of new information, future events or otherwise.

Designed and produced by Stratagem Marketing & Design • Printed in Canada

El Morro project – La Fortuna deposit area

METALLICA RESOURCES INC.